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Michael Paul Reed michael.p.reed@dlapiper.com T 202.799.4229 F 202.799.5229

April 30, 2009

VIA COURIER AND EDGAR

Peggy Kim, Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:	Cox Radio, Inc.
Schedule 14D-9/A filed April 20, 2009
File No. 005-47385

Dear Ms. Kim:

On behalf of Cox Radio, Inc. (the “Company”), we acknowledge receipt of the Staff’s follow-up oral comment regarding the above-referenced filing. Per our conversation on April 27, 2009 regarding the Staff’s prior comment letter dated April 22, 2009, we have included the Staff’s comment and our supplemental response below.

Item 4. Solicitation or Recommendation, page 1

Reasons for the Special Committee’s Recommendation, page 8

1.            Please clarify supplementally whether a reason for the special committee’s change in recommendation from acceptance of the offer to expressing no opinion and remaining neutral was because the Company would no longer be a filing person on the Schedule 13E-3 filed by Cox Enterprises and Cox Media.

RESPONSE

As we discussed on Monday, April 27, 2009, the issue of whether or not the Company would be a named filing person on the Schedule 13E-3 of Cox Enterprises and Cox Media was not a reason for the Special Committee’s change in recommendation. As we discussed, the only reasons for the Special Committee’s change in recommendation are those that are set forth in our response letter to the Staff dated April 27, 2009.

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U.S. Securities and Exchange Commission

April 30, 2009

Page Two

We hope that you will find this letter responsive to your comment. If you have any questions regarding our response, please do not hesitate to contact me at 202.799.4229.

Very truly yours,

DLA Piper LLP (US)

/s/ Michael Paul Reed

Michael Paul Reed

Partner

cc:	Juanita P. Baranco
Nick W. Evans, Jr.
Jay M. Tannon
Frank M. Conner III